UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Hughes Supply, Inc.

(Exact name of registrant as specified in its charter)

Florida	59-0559446
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One Hughes Way Orlando, Florida	32805
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Preferred Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

In connection with the adoption of a new Rights Agreement, dated as of May 20, 1998, Hughes Supply, Inc. (“Hughes Supply”) registered, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, rights to purchase participating preferred stock with the Securities and Exchange Commission on May 22, 1998 (File No. 001-08772). This Amendment No. 1 on Form 8-A, serves to amend and restate Hughes Supply’s description of its rights as a result of Hughes Supply’s stock split described below.

Item 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On May 20, 1998, the Board of Directors of Hughes Supply declared a dividend distribution of one right (a “Right”) for each outstanding share of Hughes Supply’s common stock, $1.00 par value (the “Common Shares”), to shareholders of record at the close of business on June 2, 1998 (the “Record Date”). The Board of Directors of Hughes Supply also authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Upon payment of the dividend at the close of business on the Record Date, the Rights attached to all common stock certificates representing Common Shares then outstanding, and no separate Rights Certificates (as defined below) were distributed. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 20, 1998 between Hughes Supply and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”).

On August 24, 2004, the Board of Directors of Hughes Supply declared a two-for-one stock split (“Stock Split”), to be effected in the form of a 100% stock dividend, payable on September 22, 2004 to the holders of record of Common Shares as of the close of business on September 15, 2004. Prior to the Stock Split, each Right entitled the registered holder to purchase from Hughes Supply one-one thousandth of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”), at a price of $200 per one-one thousandth of a Preferred Share. Upon payment of the Stock Split, each outstanding Common Share will be associated with one-half (½) of a Right, and one-half (½) of a Right will be attached to each Common Share issued in connection with the Stock Split. Each such one-half (½) of a Right will represent the right to purchase one-two thousandth of a Preferred Share, at a price of $100 per one-two thousandth of a Preferred Share. Thereafter, until the Distribution Date, Hughes Supply will issue one-half (½) of a Right with each Common Share that shall become outstanding so that all such shares will have attached Rights. 75,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

Until the earliest to occur of: (i) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an “Acquiring Person”); (ii) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 15% or more of the outstanding Common Shares; or (iii) the close of business on the tenth business day following the first date of public announcement of the first occurrence of a Flip-in Event (as defined below) or a Flip-over Event (as defined below) (the earliest of such dates being hereinafter called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on June 2, 2008 (the “Final Expiration Date”) unless earlier redeemed or exchanged by Hughes Supply as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Hughes Supply, including without limitation the right to vote or to receive dividends.

The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivision, combination or reclassification of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares issuable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of: (i) $1.00 per share; and (ii) an amount equal to 2,000 times the aggregate dividends declared per Common Share during the related quarter. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of: (a) $1,000 per share; and (b) an amount equal to 2,000 times the liquidation payment made per Common Share. Each Preferred Share will have 2,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 2,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

In the event (a “Flip-in Event”) that: (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares; (ii) any Acquiring Person merges into or combines with Hughes Supply and Hughes Supply is the surviving corporation or any Acquiring Person effects certain other transactions with Hughes Supply described in the Rights Agreement; or (iii) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of Hughes Supply which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of Hughes Supply or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of Hughes Supply) having a market value of two times the exercise price of the Right.

In the event (a “Flip-over Event”) that, following the first date of public announcement that a person has become an Acquiring Person: (i) Hughes Supply merges with or into any person and Hughes Supply is not the surviving corporation; (ii) any person merges with or into Hughes Supply and Hughes Supply is the surviving corporation, but its Common Shares are changed or exchanged; or (iii) 50% or more of Hughes Supply’s assets or earning power, including without limitation securities creating obligations of Hughes Supply, are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

At any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or a Flip-over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of Hughes Supply may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of two Common Shares per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. Hughes Supply is not required to issue fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the option of Hughes Supply, be evidenced by depositary receipts) or fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, Hughes Supply may make a cash payment, as provided in the Rights Agreement.

Hughes Supply may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), at any time prior to the close of business on the later of: (i) the Distribution Date; and (ii) the first date of public announcement that a person has become an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights Agreement may be amended by Hughes Supply without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the purchase price payable and the number of Preferred Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Hughes Supply on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Rights may be redeemed by Hughes Supply at the Redemption Price prior to the time that the Rights would otherwise become exercisable, or if later, the time that a person or group has become an Acquiring Person.

The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (including the Form of Rights Certificate attached thereto as Exhibit B), a copy of which is incorporated herein by reference.

Item 2.	EXHIBITS.

The following document is filed as an exhibit to this registration statement.

99.1	Rights Agreement, dated May 20, 1998, which includes the Form of Rights Certificate as Exhibit B attached thereto (incorporated by reference to Exhibit 99.2 to the Form 8-A filed May 22, 1998).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, Hughes Supply has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HUGHES SUPPLY, INC.

September 14, 2004	By:	/s/ David Bearman
David Bearman, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)